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                                                                    Exhibit 99.9


                                [JPMORGAN LOGO]

August 12, 2002


The Board of Directors
Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Networks Associates, Inc. ( "Networks Associates") of the Exchange Consideration (as defined below) in the proposed Transaction (as defined below) involving McAfee.com Corporation ("McAfee.com"). We understand that Networks Associates intends to make an offer (the "Offer") to holders of McAfee.com's Class A common stock, $.001 par value per share ("McAfee.com Common Stock"), to exchange (i) 0.675 shares of Networks Associates' common stock, $.01 par value per share ("Networks Associates Common Stock") and (ii) $8.00 in cash (together the "Exchange Consideration"), for each outstanding share of McAfee.com Common Stock other than shares held in treasury or owned by Networks Associates and its affiliates. Following consummation of the Offer, McAfee.com will merge with and into a wholly-owned subsidiary of Networks Associates (the "Merger" and, together with the Offer, the "Transaction"), and each outstanding share of McAfee.com Common Stock, other than shares of McAfee.com Common Stock held in treasury or owned by Networks Associates and its affiliates or as to which appraisal rights are properly perfected, will be converted into the right to receive the Exchange Consideration.

In arriving at our opinion, we have (i) reviewed certain publicly available business and financial information concerning McAfee.com and Networks Associates and the industries in which they operate; (ii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iii) compared the financial and operating performance of McAfee.com and Networks Associates with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the McAfee.com Common Stock and Networks Associates Common Stock
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and certain publicly traded securities of such other companies; and (iv)
performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of Networks Associates with respect to certain aspects of the Transaction, and the past and current business operations of Networks Associates, the financial condition and future prospects and operations of Networks Associates, the effects of the Transaction on the financial condition and future prospects of Networks Associates, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by Networks Associates or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Networks Associates and McAfee.com to which such analyses or forecasts relate. We have also assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes, and that the Transaction will be consummated as described in the first paragraph of this letter. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on McAfee.com or Networks Associates or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to Networks Associates of the Exchange Consideration in the proposed Transaction and we express no opinion as to the underlying decision by Networks Associates to engage in the Transaction. We are expressing no opinion herein as to the price at which Networks Associates Common Stock or McAfee.com Common Stock will trade at any future time, whether before or after consummation of the Transaction.

We have acted as financial advisor to Networks Associates with respect to the proposed Transaction and will receive a fee from Networks Associates for our
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services, a portion of which is dependent on the closing of the Transaction. We and our affiliates provide other investment banking and commercial banking services to Networks Associates from time to time, for which we receive customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of Networks Associates or the equity securities of McAfee.com, in either case, for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Consideration in the proposed Transaction is fair, from a financial point of view, to Networks Associates.

This letter is provided to the Board of Directors of Networks Associates in connection with and for the purposes of its evaluation of the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Form S-4 Registration Statement and Schedule TO relating to the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,



J.P. MORGAN SECURITIES INC.